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                           THE DIALOG CORPORATION PLC
                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF THE OUTSTANDING
                     11% SENIOR SUBORDINATED NOTES DUE 2007
                                      AND
                          SOLICITATION OF CONSENTS FOR
                         AMENDMENT OF RELATED INDENTURE

 THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). HOLDERS OF NOTES MUST TENDER THEIR NOTES AND PROVIDE THEIR CONSENTS (AS DEFINED BELOW) ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER PAYMENT (AS DEFINED BELOW). TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXECUTION OF THE SUPPLEMENTAL INDENTURE (AS DEFINED HEREIN).

                                                                  March 24, 2000

To Our Clients:

    Enclosed for your consideration are an Offer to Purchase and Consent Solicitation Statement dated March 24, 2000 (as it may be supplemented and amended from time to time, the "Statement") and the Consent and Letter of Transmittal and instructions thereto (the "Consent and Letter of Transmittal") relating to the offer (the "Offer") by The Dialog Corporation plc, a company incorporated in England and Wales (the "Company"), to purchase for cash any and all of its outstanding 11% Senior Subordinated Notes due 2007 (the "Notes"), at a purchase price equal to (i) $1,000 per $1,000 principal amount of the Notes, plus (ii) accrued and unpaid interest up to, but not including, the Payment Date (as defined in the Statement), ((i) plus (ii), the "Tender Payment") from any and all registered Holders thereof and the solicitation (the "Solicitation") of consents (the "Consents") from registered Holders with respect to the Proposed Amendments (as defined in the Statement).

    HOLDERS WHO DESIRE TO TENDER THEIR NOTES PURSUANT TO THE OFFER AND RECEIVE THE TENDER PAYMENT ARE REQUIRED TO PROVIDE CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES. TENDERS OF NOTES MAY NOT BE WITHDRAWN AFTER THE EXPIRATION DATE, AND CONSENTS MAY NOT BE REVOKED AFTER THE EXECUTION OF THE SUPPLEMENTAL INDENTURE. ACCORDINGLY, THE PROPER TENDER BY A HOLDER OF A NOTE PURSUANT TO THE OFFER WILL CONSTITUTE THE DELIVERY OF A CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE PRINCIPAL AMOUNT OF THE NOTES TENDERED.

    Only Holders of record at the close of business on March 24, 2000 (each a "Record Holder") will be entitled to provide Consents to the Proposed Amendments.

    All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Statement.

    The materials relating to the Offer and the Solicitation are being forwarded to you as the beneficial owner of Notes carried by us for your account or benefit but not registered in your name. A tender of any Notes and delivery of the related Consents with respect to any Notes may only be made by us as the registered Holder and pursuant to your instructions. Therefore, the Company urges beneficial owners of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee to contact such Holder promptly if they wish to tender Notes pursuant to the Offer and deliver Consents pursuant to the Solicitation.

    Accordingly, we request instructions as to whether you wish us to tender, and deliver Consents with respect to, any or all of the Notes held by us for your account. We urge you to read carefully the Statement and the Consent and Letter of Transmittal before instructing us to tender your Notes and to provide the
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related Consents with respect to such Notes. Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Notes and provide the related Consents on your behalf in accordance with the provisions of the Offer and the Solicitation. The Offer will expire at 12:00 midnight, New York City time, on April 20, 2000, unless the Expiration Date is extended as provided in the Statement. Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date or as otherwise provided in the Statement. A withdrawal of tendered Notes prior to the Expiration Date and prior to the execution of the Supplemental Indenture will be deemed a revocation of the related Consents. Consents may be revoked prior to the execution of the Supplemental Indenture, but if the Offer with respect to the Notes is terminated thereafter without any Notes having been purchased, the Proposed Amendments will not become effective.

    Your attention is directed to the following:

        1. The Offer is for all outstanding Notes.

        2. Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Payment are required to deliver Consents to the Proposed Amendments with respect to such Notes on or prior to the Expiration Date.

        3. If you desire to tender any Notes pursuant to the Offer and receive the Tender Payment, we must receive your instructions in ample time to permit us to effect a tender of the Notes and deliver the related Consents on your behalf prior to the Expiration Date.

        4. The Company's obligation to pay the Tender Payment for tendered Notes is subject to certain conditions set forth in Section 11 of the Statement under the caption "Conditions to the Offer," including the Minimum Tender Condition, the Consent Condition, the Asset Sale Condition and the Bank Facility Repayment Condition.

        5. Any transfer taxes incident to the transfer of Notes from the tendering Holder to the Company will be paid by the Company, except as provided in the Statement and the instructions to the Consent and Letter of Transmittal.

    IF YOU WISH TO HAVE US TENDER AND DELIVER CONSENTS WITH RESPECT TO ANY OR ALL OF YOUR NOTES HELD BY US FOR YOUR ACCOUNT OR BENEFIT PURSUANT TO THE OFFER AND THE SOLICITATION, PLEASE SO INSTRUCT US BY COMPLETING, EXECUTING AND RETURNING TO US THE ATTACHED LETTER OF TRANSMITTAL. The accompanying Consent and Letter of Transmittal is furnished to you for informational purposes only and may not be used by you to tender Notes held by us and registered in our name for your account or to deliver Consents.

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                             LETTER OF INSTRUCTIONS

    The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer and the Solicitation by The Dialog Corporation plc.

    This will instruct you to tender and to deliver the undersigned's Consents with respect to the principal amount of Notes indicated below held by you for the account or benefit of the undersigned, pursuant to the terms of and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated March 24, 2000 and the related Consent and Letter of Transmittal.

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                11% SENIOR SUBORDINATED NOTES WHICH ARE TO BE TENDERED AND FOR
                           WHICH CONSENTS TO THE PROPOSED AMENDMENTS
                                       ARE TO BE GIVEN:
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                                               11% NOTES ARE TO BE TENDERED AND CONSENTS TO THE
                                                     PROPOSED AMENDMENTS ARE TO BE GIVEN
              PRINCIPAL AMOUNT                                 ("YES" OR "NO")*
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 * Unless otherwise indicated, "yes" will be assumed. Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Payment are required to provide Consents to the
   Proposed Amendments with respect to such Notes tendered by such Holders by the Expiration
   Date.
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        (PLEASE) SIGN HERE

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           Signature(s)

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      Name(s) (Please Print)

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              Address

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             Zip Code

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    Area Code and Telephone No.

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   Tax Identification or Social
           Security No.

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    My Account Number With You

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     Dated:             , 2000

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